SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 17, 2002


                               NICE-SYSTEMS LTD.
               -------------------------------------------------
                (Translation of Registrant's Name into English)


               8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
            ------------------------------------------------------
                   (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A__



THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842,
333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM
THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


                                   CONTENTS

         This Report on Form 6-K of NICE consists of the following document, which is attached hereto and incorporated by reference herein:


         1. Proxy Statement for Annual General Meeting of the Shareholders of the Company to be held on December 24, 2002.


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     NICE-SYSTEMS LTD.


                                     By:   /s/ Daphna Kedmi
                                           Name:  Daphna Kedmi
                                           Title:   Corporate Vice President
                                                    General Counsel



Dated:   November 17, 2002


                                                                    EXHIBIT 1


                               NICE-SYSTEMS LTD.
                  ___________________________________________

               NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                  ___________________________________________

                        TO BE HELD ON DECEMBER 24, 2002

Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of Nice-Systems Ltd. (the "Company") will be held on December 24, 2002 at 11:00, at the offices of the Company, 8 Hapnina Street, Ra'anana, Israel, for the following purposes:

         (A) To elect eight (8) directors to the board of directors of the Company.

         (B) To amend and restate the Articles of Association of the Company to conform to the Companies Law which came into effect on February 1,2000.

         (C)      To approve the directors' remuneration.

         (D) To approve the grant of 40,000 options to purchase Ordinary Shares of the Company to the chairman of the board, Ron Gutler, 30,000 options to purchase ordinary shares of the company to the vice chairman of the board, Joseph Atsmon and 10,000 options to purchase ordinary shares of the Company to each of Joseph Dauber, Rimon Ben- Shaul, Dan Goldstein, David Kostman, John Hughes and Timothy Robinson, the directors of the Company according to the Company's employee stock option plan.

         (E) To approve the grant of 10,000 options to purchase ordinary shares of the Company to each of Leora(Rubin) Meridor and Dan Falk, the external directors of the company according to the Company's employee stock option plan.

         (F) Subject to the approval of the amended and restated Articles of Association, to approve indemnity undertakings by the Company to its directors.

         (G) To re-appoint the Company's independent auditors and to authorize the Company's board of directors to fix their remuneration.

         (H) To consider the Company's audited annual financial statements for the year ended on December 31, 2001.


         Approval of matters (A), (C), (D), (E), (F) and (G) above will require the affirmative vote of a majority of the shares present, in person or by proxy or by written ballot, and voting thereon.

         Approval of matter (B) above will require the affirmative vote of at least 75% of the shares present, in person or by proxy or by written ballot, and voting thereon


Shareholders of record at the close of business on November 14, 2002 are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 145 of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.


Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting.



                                      By Order of the Board of Directors,


                                               Daphna Kedmi
                                               Corporate Secretary

Date:  November 13, 2002

                               NICE SYSTEMS LTD.
                          8 Hapnina Street, Ra'anana
                                    Israel
                            _______________________

                                PROXY STATEMENT
                            _______________________

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADR's (collectively - the "Shares") of Nice-Systems Ltd. ("Nice" or the "Company") at the close of business on November14, 2002, in connection with the solicitation by the board of directors of proxies for use at the Annual General Meeting of the Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on December 24, 2002 at 11:00 A.M., at the offices of the Company, 8 Hapnina Street, Ra'anana, Israel.

                            SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, Ordinary Resolutions be adopted as follows: (a) To elect eight (8) directors to the board of directors of the Company;(b) To amend and restate the Articles of Association of the Company to conform to the Companies Law which came into effect on February 1,2000;(c) To approve the directors' remuneration (d) To approve the grant of 40,000 options to purchase Ordinary Shares of the Company to the chairman of the board ,Ron Gutler, 30,000 options to purchase ordinary shares of the company to the Vice chairman of the board, Joseph Atsmon and 10,000 options to purchase ordinary shares of the Company to each of Joseph Dauber, Rimon Ben-Shaul, Dan Goldstein, David Kostman ,John Hughes and Timothy Robinson, the directors of the Company according to the Company's employee stock option plan as described below;(e) To approve the grant of 10,000 options to purchase ordinary shares of the Company to each of Leora(Rubin)Meridor and Dan Falk, the external directors of the company according to the Company's employee stock option plan as described below;(f) Subject to the approval of the amended and restated Articles of Association ,to approve indemnity undertakings by the Company to its directors in a form approved by the Company's audit committee and board of directors;(g) To re-appoint the Company's independent auditors and to authorize the Company's board of directors to fix their remuneration;

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" or "against" the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting.

           RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on November 14, 2002 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On November 10, 2002, the Company had 15,707,267 Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

                         SECURITY OWNERSHIP BY CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 10, the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company's Shares, The information contained herein has been obtained from the Company's records, or from information furnished by the individual or entity to the Company.

                                                                              Percentage of outstanding
                                                     Number of Shares                   Shares
                      Name                                                            (Approx.)
    -----------------------------------------     ------------------------    ---------------------------
    Bank Leumi                                          973,232 (1)                      6.2%
    24-32 Yehuda Halevi Street
    Tel-Aviv 65546, Israel


    Thales SA                                            2,187,500                       14%
    =========================================

On November 10, 2002 the Company had 15,707,267 issued and outstanding shares.

(1) Based upon the information contained in a report filed with the Tel Aviv Stock Exchange on October 11, 2002 by Bank Leumi. Bank Leumi holds the shares through several trust funds and provident funds.


As of November 10, 2002, the Company had 50 registered holders of ADS in the United States and approximately 3600 beneficial owners, holding 5,551,662 of its outstanding ADSs, as reported by the Bank of New York, the depositary for the Company's ADSs.


                                    ITEM A

                             ELECTION OF DIRECTORS

Under the Company's Articles of Association, the board of directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company's shareholders. The number of directors being appointed at this Meeting is eight, in addition to the two external directors of the Company.

The Company's board of directors has proposed eight persons, Mr. Dan Goldstein, Mr. David Kostman, Mr. Joseph Dauber, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaul, Mr. Ron Gutler, Mr. John Hughes and Mr. Timothy Robinson as the slate of directors to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company's Articles of Association and applicable law. Two additional directors, Leora(Rubin)Meridor and Dan Falk, are the Company's external directors and will continue to serve in such capacity until December 31, 2004 or any extended period as enabled under the Companies Law.

Directors (other than the external directors as described below) shall be elected at the Meeting by the vote of the holders of a majority of the voting power represented at such Meeting in person or by proxy and voting on the election of directors.

It is proposed that at the Meeting the following Ordinary Resolution will be adopted:

         "RESOLVED, that Mr. Dan Goldstein, Mr. David Kostman, Mr. Joseph Dauber, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaul Mr. Ron Gutler, Mr. John Hughes and Mr. Timothy Robinson are hereby each elected to serve as the members of the board of directors of the Company until the next annual general meeting of the Company;

         Ms. Leora(Rubin) Meridor and Mr. Dan Falk shall continue to serve as external directors on the board of directors of the Company, as required by law."

The Board of Directors recommends a vote FOR the approval of this proposed Ordinary Resolution and the election of all the above nominees.

The following information is supplied with respect to each director and each person nominated and recommended to be elected by the board of directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

  Name                             Current Position in the Company
Leora(Rubin)Meridor              External Director
Dan Falk                         External Director
Dan Goldstein                    Director
David Kostman                    Director
Joseph Dauber                    Director
Joseph Atsmon                    Director ,Vice Chairman of the Board
Rimon Ben-Shaul                  Director
Ron Gutler                       Director, Chairman of the Board
John Hughes                      Director
Timothy Robinson                 Director

------------------------------------------------------------------------
Set forth below is a biographical summary of each of the above-named persons:

Leora (Rubin) Meridor has been a director of NICE since January 2002 .Ms. Meridor has, since 2000, been the chairman of the board of Bezeq International, Poalim Capital Markets and Walla. From 1996 to 2000, Ms. Meridor served as Senior Vice President, Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996 Ms. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Ms. Meridor has held various teaching positions with the Hebrew University and holds a Bachelor's degree in mathematics and physics, a Master's degree in Mathematics and a PhD in Economics from the Hebrew University, Jerusalem. Ms. Meridor serves on several boards of directors and qualifies as an external director under Israeli law.

Dan Goldstein has been a director of NICE since May 2001. Mr. Goldstein is the founder and current chairman of the board of the Formula Group, one of Israel's largest software and information technology conglomerates. Since its establishment in 1982, the Formula Group has grown to include 8 public companies and 20 private companies and operates in 37 countries. Mr. Goldstein holds a bachelor's degree in mathematics and computer science and a master's degree in business administration, both from Tel-Aviv University.

David Kostman has been a director of NICE since January 2000. Mr. Kostman was ,until June 2002, the Chief Operating Officer of VerticalNet, Inc. and of VerticalNet International, which he joined in June 2000. Prior thereto, Mr. Kostman was a Managing Director in the Investment Banking Division of Lehman Brothers Inc., which he joined in 1994. Mr. Kostman holds a bachelor's degree in law from Tel-Aviv University and a master's degree in business administration from INSEAD, France.

Dan Falk has been a director of NICE since January 2002. Mr. Falk serves as the chairman of the board of Atara Technology Ventures Ltd. and is a member of the boards of directors of Orbotech Systems Ltd., Attunity Ltd., Orad Ltd., Netafim Ltd., Visionix Ltd., Ramdor Ltd., Medcon Ltd. and Advanced Vision Technology Ltd., all of which are Israeli companies. In1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Systems Ltd. the last of which were CFO and Executive Vice President . From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk holds a Bachelor's degree in Economics and Political Science and a Master's degree in Business Administration from the Hebrew University, Jerusalem. As described above, Mr. Falk serves on the board of directors of a number of companies, both public and private and qualifies as an external director under Israeli law.

Joseph Atsmon has been a director of NICE since September 2001 and vice-chairman of the board since May 2002. Mr. Atsmon currently serves as Chairman of Discretix Ltd. and Runcom Communications Ltd. From 1995 until 2000, Mr. Atsmon served as CEO of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon received a B.Sc. in Electrical Engineering, suma cum laude, from the Technion, Israel Institute of Technology.

Rimon Ben-Shaul has been a director of NICE since September 2001. Mr. Ben Shaul currently serves as co-Chairman, President, and CEO of Koonras Technologies Ltd. which he joined on February 1, 2001. Koonras Technologies Ltd. is a technology investment company controlled by Poalim Investments Ltd., a large Israeli holding company. Between 1997 and February 1, 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as chairman of the board of directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc., Nova Measuring Instruments Ltd., and other public and private companies. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a bachelor's degree in economics and a master's degree in business administration, both from Tel-Aviv University.

Ron Gutler has been a director of NICE since May 2001 and chairman of the board since May 2002. Mr. Gutler is currently the Chairman of Vitalgo Ltd., a real estate investment company, and also manages the Blue Border Horizon Fund, a $235 million global macro fund. Mr. Gutler is former director of Bankers Trust International and was elected to the Bankers Trust partnership in 1995. Mr. Gutler previously heading Bankers Trust's trading and sales activities in Asia, Latin America and emerging Europe. He has also established and headed the Israeli office of Bankers Trust (currently Deutsche Bank), from which resigned in June 1999. Mr. Gutler holds a bachelor's degree in economics and international relations and a master's degree in business administration, both from Hebrew University, Jerusalem.

----------------------------------------------------------------------------

Joseph Dauber has been a director of NICE since April 2002. Mr. Dauber was deputy chairman of the board of Management and joint Managing Director of Bank HaPoalim and was responsible for the commercial division of the bank. During the years 1994-1996 and as of 2002 Mr Dauber served as Chairman of Poalim American Express and of the Isracard Group. He holds a Bachelor's degree in Economics and Statistics and an MBA ,both from the Hebrew University of Jerusalem.

----------------------------------------------------------------------------

Timothy Robinson has been a director of NICE since November2 ,2002. Mr. Robinson is currently Senior Vice President of the business unit Secure Operations of the Thales Group. During the years 1997-2001 Mr. Robinson was Chief Executive of the DCS Group prior to which he was Managing Director of Silicon Graphics/Cray Research. In the years 1984-1995 Mr. Robinson held several positions with IBM Corporation in Europe and Asia the last of which was Director of IBM UK. Mr. Robinson holds a Bachelor of Science in Physiology from the University of Leeds.

John Hughes has been a director of NICE since November 2,2002.Mr Hughes is currently Executive Vice President and COO of the Thales Group and CEO of its IT&S Business Area. During the years 2000 until 2002 he held positions with Lucent Technologies,and was President of its GMS/UMTS division and in the years 1991 through 1997,Mr Hughes served as Director Convex Global Field operations within the Hewlett Packard Company. Prior to that Mr. Hughes held various positions with UK and US companies. Mr Hughes holds a bachelor of science degreein Electrical and Electronic Engineering from the University of Hertfordshire.


                                    ITEM B

    AMENDMENT AND RESTATEMENT OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

On February 1, 2000, the Israeli Companies Law, 5759-1999, came into effect. The Companies Law supersedes most of the provisions of the Israeli Companies Ordinance [New Version], 5743-1983. In order to conform to the Companies Law, the board of directors has recommended that the shareholders adopt amended and restated Articles of Association as approved by the board of directors of the Company. The amended and restated Articles of Association are available at the Company's offices in 8 Hapnina St. Ra'anana, Israel and 200 Plaza Drive, Secaucus, New Jersey, USA during the Company's regular working hours and upon prior coordination and will be sent to shareholders upon their request.

It is proposed that, at Meeting, the following Resolution be adopted:


"RESOLVED that the Amended and Restated Articles of Association be adopted and the same are hereby approved."


The affirmative vote of the holders of 75% of the voting rights represented at the Meeting in person or by proxy and voting thereon is required to adopt the Resolution to amend and restate the Articles of Association.


The Board of Directors recommends that the shareholders vote FOR approval of the adoption of the proposed amended and restated Articles of Association.




                                    ITEM C

                    APPROVAL OF THE DIRECTORS' REMUNERATION

The remuneration for external directors are established by regulations promulgated under the Companies Law and are based upon the Company's consolidated shareholders' equity. The Company intends to pay the external directors and the other directors ,other than Joseph Atsmon and Ron Gutler, director's fees at the rate established by such regulations. The current amounts payable under the regulations are NIS 45,534 per annum and a meeting attendance fee of NIS.1752. All such fees will be adjusted consistent with the regulations promulgated pursuant to the Companies Law. The Company intends to pay Ron Gutler, the chairman of the board, directors' fees at the rate of 150% of the annual fee and Joseph Atsmon, Vice chairman of the board, directors' fees at the rate of 137.5% of the annual fee. Their director's meeting attendance fees shall be as described above for the other directors.


Pursuant to the Companies Law, the remuneration of the directors requires the approval of the audit committee and the board of directors. The directors' fees as described above have been approved by the audit committee and the board of directors.


 It is proposed that at the Meeting the following Resolution be adopted:


"RESOLVED, that the proposed directors' remuneration be, and the same hereby are, approved."


The affirmative vote of the holders of a majority of the Ordinary Shares represented at the AGM in person or by proxy and voting thereon is required to adopt the Resolution approving the directors' remuneration.


The Board of Directors recommends a vote FOR approval of this proposed
Resolution.





                                    ITEM D

     GRANT OF OPTIONS TO EACH OF RON GUTLER, JOSEPH ATSMON, DAN GOLDSTEIN,
        RIMON BEN-SHAUL, JOSEPH DAUBER, DAVID KOSTMAN, JOHN HUGHES AND
                   TIMOTHY ROBINSON,DIRECTORS OF THE COMPANY

         As an incentive to their activities and efforts as directors on behalf of the Company, the audit committee and the board of directors have approved the grant of options to purchase 40,000 ordinary shares of the Company to Ron Gutler, the chairman of the board, options to purchase 30,000 shares of the company to Joseph Atsmon, vice chairman of the board and options to purchase 10,000 ordinary shares of the company to each of Dan Goldstein, Rimon Ben-Shaul, Joseph Dauber, David Kostman, John Hughes and Timothy Robinson ,directors of the Company.

                  Exercise Price -- The exercise price of all of the options will be the higher of $10 or the closing price of the Company's ADR on the NASDAQ National Market on the date of the approval by the Meeting of this resolution or if such date is not a trading day, on the last trading day prior to the date of approval by the Meeting.

                  Option Terms --25% of the Options will vest and become exercisable one year after approval by the Meeting of this resolution, with an additional 6.25% becoming exercisable at the end of each quarter thereafter.

                  Restrictions on Transfer of Plan Shares -- In general, options are exercisable in whole or in part at such times after the date of grant as set forth above. Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by will or by the laws of descent. Options shall be exercisable during the term wherein the Option holder is a director of the Company, with certain exceptions in the case of the Option holder's death or disability, and will, in any event, expire 6 years after the date of grant.

The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy is necessary for approval of this matter.

It is proposed that at the Meeting the following Resolution be adopted:

"RESOLVED, that the proposed grant of options to Directors be, and the same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed matter.



                                    ITEM E

 GRANT OF OPTIONS TO LEORA(RUBIN)MERIDOR AND DAN FALK, EXTERNAL DIRECTORS OF
                                 THE COMPANY

         As an incentive to their activities and efforts as Directors on behalf of the Company, the audit committee and the board of directors have approved the grant of options to 10,000 ordinary shares of the company to each of Leora Meridor and Dan Falk, the external directors of the Company.

                  Exercise Price -- The exercise price of all of the Options will be the higher of $10 or the closing price of the Company's ADSs on the NASDAQ National Market on the date of the approval by the Special Meeting of this resolution or if such date is not a trading day, on the last trading day prior to the date of approval by the Special Meeting.

                  Option Terms --25% of the Options will vest and become exercisable one year after approval by the Meeting of this resolution, with an additional 6.25% becoming exercisable at the end of each quarter thereafter.

                  Restrictions on Transfer of Plan Shares -- In general, options are exercisable in whole or in part at such times after the date of grant as set forth above. Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by will or by the laws of descent. Options shall be exercisable during the term wherein the Option holder is a director of the Company, with certain exceptions in the case of the Option holder's death or disability, and will, in any event, expire 6 years after the Date of grant.


The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy is necessary for approval of this matter.

It is proposed that at the Meeting the following Resolution be adopted:

"RESOLVED, that the proposed grant of options to Directors be, and the same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed matter.




                                    ITEM F

      Approval of INDEMNITY undertakings by the COMPANY to Its DIRECTORS



The Companies Law provides that a company's Articles of Association may provide for indemnification of an Office Holder in advance, provided the undertaking is limited to types of occurrences, which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances. The Articles of Association may also provide that a company may undertake to indemnify an Office Holder after the fact.

The Companies Law provides that a company may not indemnify, exempt or enter into an insurance contract which would provide coverage for the liability of an Office Holder for: (A) a breach of his or her duty of loyalty, except to the extent described above; (B) a breach of his or her duty of care, committed intentionally or recklessly; (C) an act or omission done with the intent to unlawfully realize personal gain; or (D) a fine or monetary settlement imposed upon him or her.

The Audit Committee and the board of directors have resolved, subject to shareholders approval, to indemnify the Company's directors (including the external directors) in a letter of undertaking in the form approved by the Audit Committee and the board of directors. In order to enable the provision of the letter of undertaking in the form approved by the audit committee and the board of directors, the Articles of Association must be amended. Such amendment is included in the amendments proposed in Item B above, and the approval of the audit committee and board is also subject to approval of the amendments to the Articles.

       The chairman of the board of the Company or the President of the
          Company and/or any person designated by either of them are authorized to execute and deliver any such agreements
                in the name of the Company and on its behalf.


It is proposed that at the Meeting the following Resolution be adopted:


"RESOLVED, that ,subject to the amendment of the Articles of Association of the Company, the proposed indemnity undertakings of the Company to the directors be, and the same hereby are, approved."


The Board of Directors recommends a vote FOR approval of this proposed matter.



                                    ITEM G

                     REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost, Forer & Gabay, CPA, a member of Ernst & Young International, as the Company's independent auditors until the next annual general meeting of the Company. Kost, Forer & Gabay, CPA, have no relationship with the Company or with any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The shareholders will also be asked to authorize the board of directors to fix the compensation of the auditors.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Kost, Forer & Gabay, CPA, a member of Ernst & Young International, be re-appointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the board of directors of the Company be authorized to fix their compensation."

The Board of Directors recommends a vote FOR approval of these proposed ordinary resolutions.




                                    ITEM H

               CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

At the Annual General Meeting, the consolidated annual financial statements of the Company for the fiscal year ended on December 31, 2001 will be presented to the shareholders for consideration.

This item will not involve a vote of the shareholders.





                                         By Order of the Board of Directors,

                                         Daphna Kedmi
                                         Corporate Secretary


Dated:  November 13, 2002